SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

—————

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 14, 2005

J. C. PENNEY COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-15274	26-0037077
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6501 Legacy Drive
Plano, Texas   75024-3698

(Address of principal executive offices)   (Zip code)

Registrant's telephone number, including area code: (972) 431-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13d-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01   Financial Statements and Exhibits

Attached are the following forms of award and/or election under the referenced J. C. Penney Company, Inc. compensatory plans:

<u>2001 Equity Compensation Plan</u>

Exhibit 10.1   Form of Notice of Restricted Stock Unit Award
Exhibit 10.2   Form of Notice of Restricted Stock Award
Exhibit 10.3   Form of Grant of Stock Option(s), Special Stock Option Grant
Exhibit 10.4   Form of Director's election to receive annual all/portion of annual cash retainer in J. C. Penney Company, Inc. Common Stock
Exhibit 10.5   Form of Notice of Restricted Stock Award – Non-Associate Director Annual Grant

<u>Deferred Compensation Plan for Directors</u>

Exhibit 10.6   Form of Notice of Election to Defer
Exhibit 10.7   Form of Notice of Change in the Amount of Fees Deferred
Exhibit 10.8   Form of Notice of Change of Factor for Deferral Account
Exhibit 10.9   Form of Notice of Termination of Election to Defer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY COMPANY, INC.

By: /s/ Joanne L. Bober _____
    Joanne L. Bober
    Senior Vice President, General Counsel
    and Secretary

Date: February 14, 2005

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Form of Notice of Restricted Stock Unit Award
Exhibit 10.2	Form of Notice of Restricted Stock Award
Exhibit 10.3	Form of Grant of Stock Option(s), Special Stock Option Grant
Exhibit 10.4	Form of Director's election to receive annual all/portion of annual cash retainer in J. C. Penney Company, Inc. Common Stock
Exhibit 10.5	Form of Notice of Restricted Stock Award – Non-Associate Director Annual Grant
Exhibit 10.6	Form of Notice of Election to Defer
Exhibit 10.7	Form of Notice of Change in the Amount of Fees Deferred
Exhibit 10.8	Form of Notice of Change of Factor for Deferral Account
Exhibit 10.9	Form of Notice of Termination of Election to Defer

Exhibit 10.1

NOTICE OF RESTRICTED STOCK UNIT AWARD

Name: ------------------------

Restricted Stock Unit Grant

A restricted stock unit award for -------- units was granted to you on --------------. Each restricted stock unit shall at all times be deemed to have a value equal to the then-current fair market value of J. C. Penney Company, Inc. Common Stock of 50¢ par value ("Common Stock"). The restricted stock unit grant is 100% vested as of --------------. This grant is subject to all the terms, rules, and conditions of the J. C. Penney Company, Inc. 2001 Equity Compensation Plan ("Plan").

You will be eligible to be credited with a quarterly distribution of an amount equivalent to the dividend declared on Common Stock on the restricted stock units until such time as the units are converted to shares of Common Stock. Any such dividends shall be converted into a number of additional restricted stock units equal to the aggregate dividend which would have been paid with respect to the number of restricted stock units then credited to you under this grant divided by the closing price of the Company Stock on the New York Stock Exchange on the day on which such dividends are paid. Any such additional restricted stock units shall vest immediately and be treated in the same manner as the original restricted stock units.

Payment Date

If your employment terminates for any reason, other than death, disability or reduction in force/unit closing (as defined in the Plan), prior to ----------------, the restricted stock award will be forfeited. If your employment terminates due to death, disability or reduction in force/unit closing prior to --------------, the restricted stock award will immediately vest with no further restrictions. The beneficiary listed on your J. C. Penney Company, Inc., Company-Paid Life Insurance Beneficiary Designation Form will receive the vested shares covered by the stock award in the case of termination of employment due to death.

Taxes and Withholding

At the time the Company issues to you, in cancellation of the restricted stock units, shares of Common Stock, the fair market value of the shares (the average of the high and low JCPenney stock price on the NYSE multiplied by the number of vested shares) will be included in your W-2 form and the Company will be required to withhold applicable taxes on such shares. The Company may collect any withholding taxes due by requesting you send the withholding amount, by deducting the required amount from your paycheck or other payment or by retaining and canceling the number of vested shares equal to the value of the required tax withholding.

Effect on Other Benefits

The value of the shares covered by the restricted stock unit grant will not be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to Company associates.

Administration

The Human Resources and Compensation Committee of the Company's Board of Directors has full authority and discretion to decide all matters relating to the administration and interpretation of the Plan and this award and all such Committee determinations shall be final, conclusive, and binding.

Exhibit 10.2

JCPENNEY COMPANY, INC. 2001 EQUITY COMPENSATION PLAN
NOTICE OF RESTRICTED STOCK AWARD

Name:

Equity Plan

The Company maintains the J. C. Penney Company, Inc. 2001 Equity Compensation Plan ("Plan"), under which the Human Resources and Compensation Committee of the Board of Directors ("Committee") may, among other things, grant stock awards covering shares of the Company's Common Stock of 50¢ par value of J. C. Penney, Company Inc. to associates of the Company or a subsidiary as the Committee may determine subject to terms, conditions, or restrictions relating to such awards as it may deem appropriate.

Stock Award

Under the terms of the Plan, a restricted stock award for -------- shares was granted to you on -----------. The shares covered by the stock award shall vest in accordance with the following schedule provided you are still actively employed on the vesting dates with no interruption of employment with the Company:

Scheduled Vesting Dates	No. of Shares Vesting

You will be eligible to receive dividends and have voting rights on the restricted shares during the vesting period. Once the restricted stock award vests, there is no further retention period associated with the vested shares.

The stock certificates evidencing the stock award have been registered on the Company's books in your name as of the award date. Physical possession or custody of such stock certificates shall be retained by the Company until such time as the award vests according to the above schedule.

Employment Termination

If your employment terminates due to death or disability prior to ---------------, the restricted stock award will immediately vest with no further restrictions. The beneficiary listed on the JCPenney Company, Inc. Company-Paid Life Insurance Beneficiary Designation Form will receive the vested shares covered by the stock award in the case of termination of employment due to death. If your employment terminates for any reason other than death or disability prior to ---------------, all unvested portions of this restricted stock award will terminate as of the date of employment separation.

Change of Control

The restricted stock grant becomes immediately vested without regard to the vesting dates listed above upon a Change of Control of the Employer (as defined in the Employer's 2001 Equity Compensation Plan).

Taxes and Withholding

At the time the granted shares vest, the fair market value of the shares (the average of the high and low JCPenney stock price multiplied by the number of vested shares) will be included in your W-2 form and the Company will be required to withhold applicable taxes on such shares. The Company may collect any withholding taxes due by requesting you send the withholding amount, by deducting the required amount from your paycheck or other payment or by retaining and canceling the number of vested shares equal to the value of the required tax withholding.

Effect on Other Benefits

The value of the shares covered by the stock award will not be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to Company associates.

Administration

The Committee has full authority and discretion, subject only to the terms of the Plan, to decide all matters relating to the administration and interpretation of the Plan and this award and all such Committee determinations shall be final, conclusive, and binding.

J. C. PENNEY COMPANY, INC. 2001 EQUITY COMPENSATION PLAN
NOTICE OF RESTRICTED STOCK AWARD

Name:
SSN:

Equity Plan

The Company maintains the J. C. Penney Company, Inc. 2001 Equity Compensation Plan ("Plan"), under which the Human Resources and Compensation Committee of the Board of Directors ("Committee") may, among other things, grant stock awards covering shares of the Company's Common Stock of 50¢ par value to associates of the Company or a subsidiary as the Committee may determine, subject to such terms, conditions, or restrictions relating to such awards as it may deem appropriate.

Stock Award

Under the terms of the Plan, a restricted stock award for ----------- shares was granted to you on -------------. The restricted stock award will become nonforfeitable and vest on --------------, subject to the conditions set forth in "Employment Termination" below.   You will be eligible to receive dividends and have voting rights on the restricted shares during the vesting period. Once the restricted stock award vests, there is no further retention period associated with the vested shares.

Stock Certificate

The stock certificate evidencing the stock award has been registered on the Company's books in your name as of the award date. Physical possession or custody of such stock certificate shall be retained by the Company until such time as the award vests.

Transferability

Any non-vested restricted shares are non-transferable.

Employment Termination

If your employment terminates for any reason, other than death, disability or reduction in force/unit closing (as defined in the Plan), prior to ----------------, the restricted stock award will be forfeited. If your employment terminates due to death, disability, or reduction in force/unit closing prior to --------------, the restricted stock award will immediately vest with no further restrictions.

Change of Control

The restricted stock award vests immediately without regard to the vesting dates listed above upon a Change of Control of the JCPenney Company (as defined in the 2001 Equity Compensation Plan).

Taxes and Withholding

At the time the shares vest, the fair market value of the shares (the average of the high and low JCPenney stock price multiplied by the number of vested shares) will be included in your W-2 form and the Company will be required to withhold applicable taxes on such shares. The Company may collect any withholding taxes due by requesting you send the withholding amount, by deducting the required amount from your paycheck or other payment or by retaining and canceling the number of vested shares equal to the value of the required tax withholding.

Effect on Other Benefits

The value of the shares covered by the stock award will not be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to Company associates.

Administration

The Committee has full authority and discretion to decide all matters relating to the administration and interpretation of the Plan and this award and all such Committee determinations shall be final, conclusive, and binding.

This restricted stock award does not constitute an employment contract. It does not guarantee employment for the length of the vesting period or for any portion thereof.



Exhibit 10.3

JCPenney

Notice of Grant of Stock Option(s)
2005 Annual Grant of Stock Options

J. C. Penney Company, Inc.

2001 Equity Compensation Plan

Stock Option Program

Name		Date of Grant	Option Price Per Share
			$ 00.00
Employee ID	Unit Number	Area of Responsibility / District Number	
0000000000		000000	
		Number of NSO Shares Granted	
		0,000	

This Notice of Non-Qualified (also known as "Non-Statutory") Stock Option ("NSO") gives you the right to purchase the total number of shares of Common Stock of 50¢ par value ("Common Stock") of J. C. Penney Company, Inc. ("Company") at the price per share as shown above. This option is subject to all the terms, rules, and conditions of the J. C. Penney Company, Inc. 2001 Equity Compensation Plan ("Plan"). Capitalized terms not otherwise defined herein shall have the respective meanings assigned to them in the Plan. The option price and number of shares will be adjusted as provided in the Plan in the event of a stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of shares, spinoff, distribution to holders of Common Stock other than cash dividends, or the like.

Terms of Exercise

Effective Exercise Date

When an option exercise instruction is given in conjunction with a sell order for the underlying stock that is a Sell-to-Cover Order, a Cashless Exercise Order, a Limit Order or a Good-till Cancelled Order, the effective exercise date shall be the date on which such sale order is executed. For a Cash Payment (Exercise and Hold) transaction, the effective exercise date will be the date the requisite funds are received by the Company at its home office in Plano, Texas, or such other location as the Company may designate, or by a third party duly designated by the Company at the offices of such third party. For a Stock Payment transaction, the effective exercise date will be the date the properly completed option exercise form and any necessary accompanying documents and payment are received by the Company at its home office in Plano, Texas, or such other location as the Company may designate, or by a third party duly designated by the Company at the offices of such third party. Exercise instructions received after the close of the New York Stock Exchange ("NYSE") for the day shall be deemed received as of the opening of the next Business Day (a "Business Day" being any day on which the NYSE is open and operating). An effective exercise date shall never mean a non-Business Day. If any "effective exercise date," as defined above, falls on a day Common Stock is not traded on the NYSE, all transactions will be postponed until the next trading day, and the effective exercise date will be deemed to be the next trading date, unless such day is after the **Normal Expiration Date** (as defined below), in which case the option will expire. **Options can only be exercised through your Company designated brokerage account which must be activated by you prior to your exercising any option.**

Transferability

This option may be assigned or transferred by will or the laws of descent and distribution. No Stock Option will be exercisable except by you or (a) upon your incapacity, by your guardian or legal representative, or (b) upon your death, by the beneficiary you have designated on the JCPenney Beneficiary Designation form or in the absence of such beneficiary, your legal representative (collectively, "Legal Transferees").

Date Option Becomes Exercisable

This option will vest over a three-year period in accordance with the following schedule:

Normal Vesting Dates	Percent of this Option Grant that will vest
	33-1/3%
	33-1/3%
	33-1/3%

This option will be 100% vested on -------------------.

However, this option becomes immediately exercisable, without regard to these dates, upon a "Change of Control" (as defined in the Plan) of the Company, and this option becomes immediately exercisable, without regard to these dates, in the event of your employment termination due to retirement, death, disability, or reduction in force/unit closing as described below.

(continued on back)

Additional Exercise Terms Of This Option Are:

<u>While you are Employed</u>

While you are employed by the Company, subsidiary, or other entity affiliated with the Company, you may exercise vested options any time on or **after** the **Normal Vesting Dates** until the option **Expiration Date** of ------ (**"Normal Expiration Date"**). This option can be exercised by:

- Cash Payment Method (Exercise and Hold)
- Stock Payment Method
- Cashless Method
- Sell To Cover Method

<u>After your Employment Termination</u>

In all cases, the option exercise period following termination of employment cannot extend beyond the applicable date described below or the Normal Expiration Date, whichever comes first.

1) Retirement or Disability: If your employment terminates due to your:

- Retirement at age 60 or more,
- Retirement between ages 55 and 59 with at least 15 years of service, or
- Disability,

  before all **Normal Vesting Dates** have been reached, this option will become immediately 100% exercisable on such employment termination. This option may be exercised for a period of five years after such employment termination or until the option's **Normal Expiration Date**, whichever comes first.

  If your employment terminates due to any of the three circumstances listed above on or after all **Normal Vesting Dates** have been reached, this option may be exercised for a period of five years after employment termination or until the option's **Normal Expiration Date**, whichever comes first.

2) Reduction in Force or Unit Closing - If your employment terminates due to a reduction in force or unit closing before all **Normal Vesting Dates** have been reached, this option will become immediately exercisable on such employment termination. This option may be exercised for a period of three years after such employment termination or until the option's **Normal Expiration Date**, whichever comes first.

  If your employment terminates due to a reduction in force or unit closing on or after all **Normal Vesting Dates** have been reached, this option may be exercised for a period of three years after employment termination or until the option's **Normal Expiration Date**, whichever comes first.

3) Resignation, Discretionary Dismissal or Resignation in Lieu of Discretionary Dismissal (excluding Reduction In Force or Unit Closing): If your employment terminates due to your resignation, discretionary dismissal or resignation in lieu of a discretionary dismissal, then this option will expire as of the date of your employment separation

4) Death: If your employment terminates due to your death before all **Normal Vesting Dates** have been reached**,** this option will become immediately 100% exercisable on such employment termination. Such exercise must be made by your Legal Transferee, and must be made within two years after your date of death; provided, however, that in no event may such exercise be made after the **Normal Expiration Date.**

  If you die on or after all **Normal Vesting Dates** have been reached and: a) while employed by the Company; b) during the five-year post-termination exercise period described above for termination due to retirement or disability; or c) during the three-year post-termination exercise period described above for termination due to reduction in force, your Legal Transferee may exercise this option for a period of two years following your date of death. However, in no event can the exercise period after death extend beyond the option's **Normal Expiration Date**. In most cases, special documentation will be required to exercise an option after your death.

5) Summary Dismissal or Resignation in Lieu of Summary Dismissal: If you are given a Summary Dismissal, or allowed to resign in lieu of a Summary Dismissal, then this option will expire as of the date of your employment separation.

This stock option grant does not constitute an employment contract. It does not guarantee employment for the length of the vesting period or for any portion thereof.

Exhibit 10.4

To: Kathi S. Child
        Human Resources
        J. C. Penney Company, Inc.
        P. O. Box 10001
        Dallas, TX 75301-8211

Re: Directors' Compensation

Pursuant to the terms of the 2001 J. C. Penney Company Equity Compensation Plan, I hereby elect as a Director of J. C. Penney Company, Inc. ("Company") to receive in shares of J. C. Penney Company, Inc. Common Stock ("Common Stock") _____% of my annual retainer and, if applicable,_____% of my annual Committee Chairperson Retainer and _____% of my annual Representative under Indemnification Trust Retainer.

I understand the terms of this election will be as follows:

- The standard annual election date is June 1.

- The payment in stock will be made in one annual installment covering the period June 1 through May 31.

- The election will automatically renew unless, prior to the end of the twelve-month period, I notify the Company in writing that the election is being terminated.

- The shares issued will be based on the fair market value of Common Stock on June 1. The fair market value will be the mean of the high and low sales prices on such date as reported in the composite transaction table covering transactions of New York Stock Exchange listed securities, or if such Exchange is closed, or if the Common Stock does not trade on such date, by averaging the mean of the high and low sales prices on the trading dates immediately before and immediately after such date.

- All Common Stock issued in payment of Directors' compensation will be automatically vested (non-forfeitable) on the date of issue.

- A check will be issued for fractional shares.

I also understand that the retainer is subject to Federal Income Tax and Social Security Self-Employment Tax as described in the Compensation section of the Directors' Compensation and Benefits book. Further, I understand that the fair market value of these shares, as determined above, will be reported to the Internal Revenue Service on a Form 1099, as if this compensation had been received in cash.

The issuance of stock made pursuant to this election must be reported to the Securities and Exchange Commission on a Form 4 which must be filed by the end of the second business day following the transaction. Any subsequent sale by you of stock received pursuant to this election should be pre-cleared with the Legal Department (Jeff Vawrinek, 972/431-1287; Ralph Richardson, 972/431-1288) or Grant Hurst, 972/431-1211); depending on the number of shares to be sold, it may be necessary to file a Form 144 notice of sale with the SEC prior to the sale. The sale must also be reported on Form 4, which is due by the end of the second business day following the transaction. All stock received in lieu of cash will be beneficially owned by you, and will be reflected in the stock ownership table in the Company's Proxy Statement.

_____   _____
Signature   Date

Exhibit 10.5

J. C. PENNEY COMPANY, INC. 2001 EQUITY COMPENSATION PLAN

NOTICE OF RESTRICTED STOCK AWARD
-- ---- NON-ASSOCIATE DIRECTOR ANNUAL GRANT --

<u>NON-ASSOCIATE DIRECTOR:</u>

- ◆ Restricted Stock Award

- ◆ Date of Grant

<u>TERMS AND PROVISIONS OF GRANT:</u>

The attached Plan Prospectus for the 2001 Equity Compensation Plan, approved by stockholders on May 18, 2001contains all of the terms and provisions of the above restricted stock grant. The shares awarded may not be sold, assigned, pledged or otherwise encumbered or disposed of prior to the Director's separation from Board service. If a Director's separation from Board service is for any reason other than a Qualified Termination as defined in the Plan, the restricted stock award will be forfeited or canceled.

Exhibit 10.6

To: Director of Human Resources   United Parcel Service: Director of Human Resources
J.C.Penney Co., Inc.   J.C.Penney Co., Inc.
P. O. Box 10001   6501 Legacy Drive
Dallas, TX 75301-8219   Plano, TX 75024-3698

**RE: Notice of Election to Defer under the J. C. Penney Company, Inc.
Deferred Compensation Plan for Directors ("Plan")**

Intention to Defer
Pursuant to the terms of the Plan, a copy of which I have received, I hereby elect as a director of J. C. Penney Company, Inc. to defer receipt of _____%* of my annual retainer, _____%* of my meeting fees, and _____%* of any other fees or compensation payable to me for services to be rendered to the Company ("Fees"). I understand that such an election to defer shall take effect on the first day of the month following the month in which you receive this notice and shall continue in effect until the last day of the month during which you shall have received from me written notice of (1) my termination of such election to defer, or (2) my change in the amount of my Fees to be deferred.

Factor for Deferral Account
In accordance with the provisions of Section 4 of the Plan, I hereby elect that the balance in my plan Account shall be determined by reference to the following Factor (select one):

> **/___/**   The average interest rate payable under the JCPenney Company, Inc. 1995 Deferred
> Compensation Plan (currently the Moody's Single A Corporate Bond Yield).
>
> /___/   The rate payable for one-year Treasury Notes.
>
> /___/   The rate under the Interest Income Account of the J. C. Penney Company, Inc. Savings,
> Profit-Sharing and Stock Ownership Plan.
>
> /___/   Units measured by the value of a share of Company Stock.
> **NOTE: If you elect this last Factor, you should be aware that under the most recent rules adopted by the Securities and Exchange Commission, contributions to your account in this manner will be considered an exempt "purchase" under Section 16 of the Securities Exchange Act of 1934.   This purchase will be reportable on a Form 5, but it will not be "matched" against other nonexempt sales you might wish to make. Your switches into or out of this Factor will be exempt, so long as any "opposite way" switches (i.e., transfers in followed by transfers out, or vice versa) are at least six months apart.**

This election of a Factor for valuing the balance in my Plan Account shall continue in effect until the last day of the calendar quarter during which you shall have received written notice from me of my election of a different Factor.

Payment of Deferred Compensation
I understand that all deferred Fees shall be paid to me in 10 annual installments, unless the Plan Committee, with my consent, reduces the number of such installments, as provided in Section 5 of the Plan. I hereby elect that the first installment, shall be paid on the first business day of _____** ("Deferred Payment Date") and that subsequent installments shall be paid on the first business day of each succeeding calendar year until paid in full. I also understand that my election of a Deferred Payment Date is irrevocable, except as provided in Section 6 of the Plan (Death or Hardship).

_____   _____
(Signature)   Date

* Specify percentage.
**Specify a year. The year specified shall not be later than the fifth calendar year following the year in which you shall not be eligible for election or re-election as a Director under the Bylaws of the Company (the year in which you reach age 70).

Exhibit 10.7

To: Director of Personnel   United Parcel Service: Director of Personnel
          J.C.Penney Co., Inc.   J. C. Penney Co., Inc.
          P. O. Box 10001   6501 Legacy Drive
          Dallas, TX 75301-8211   Plano, TX 75024-3698

RE: **Notice of Change in the Amount of Fees deferred under the J. C. Penney Company, Inc. Deferred Compensation Plan for Directors ("Plan")**

Pursuant to the terms of the Plan, I hereby elect to make a change in my election of the amount of fees deferred.

I hereby elect to defer receipt of _____%* of my annual retainer, _____%* of my meeting fees, and _____%* of any other fees or compensation payable to me for services to be rendered to the Company ("Fees").

I understand that such changes in my election of the amount of Fees deferred shall take effect on the first day of the month following the month in which you receive this notice and shall continue in effect until the last day of the month during which you shall have received from me written notice of (1) my termination of my election to defer, or (2) my further change in the amount of Fees to be deferred. I further understand that in all other respects my election to defer remains unchanged.

_____   _____
(Signature)   Date

* Specify percentage.

Exhibit 10.8

To: Director of Personnel   United Parcel Service: Director of Personnel
J.C.Penney Co., Inc.   J.C.Penney Co., Inc.
P. O. Box 10001   6501 Legacy Drive
Dallas, TX 75301-8211   Plano, TX 75024-3698

RE: Notice of Change of Election of Factor under the J. C. Penney Company, Inc. Deferred Compensation Plan for Directors ("Plan")

Pursuant to the terms of the Plan, I hereby change my election of the Factor under my Plan Account to (select one):

/___/ The average interest rate payable under the J. C. Penney Company, Inc. 1995 Deferred Compensation Plan (currently Moody's Single A Corporate Bond Yield).

/___/ The rate payable for one-year Treasury Notes.

/___/ The rate under the Interest Income Account of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

/___/ Units measured by the value of a share of Company Stock.
NOTE: If you elect this last Factor, you should be aware that under the most recent rules adopted by the Securities and Exchange Commission, contributions to your account in this manner will be considered an exempt "purchase" under Section 16 of the Securities Exchange Act of 1934. This purchase will be reportable on a Form 5, but it will not be "matched" against other nonexempt sales you might wish to make. Your switches into or out of this Factor will be exempt, so long as any "opposite way" switches (i.e., transfers in followed by transfers out, or vice versa) are at least six months apart.

I understand that this change of election of a Factor under my Plan Account shall take effect on the first day of the calendar quarter following the quarter in which you receive this notice and shall continue in effect until the last day of the quarter during which you shall have received from me written notice of my election to further change such Factor. I further understand that in all other respects my election to defer remains unchanged.

_____   _____
(Signature)   Date

Exhibit 10.9

To: Director of Human Resources   United Parcel Service: Director of Human Resources
J.C.Penney Co., Inc.   J.C.Penney Co., Inc.
P. O. Box 10001   6501 Legacy Drive
Dallas, TX 75301-8211   Plano, TX 75024-3698

RE: **Notice of Termination of Election to Defer under the J.C.Penney Company, Inc. Deferred Compensation Plan for Directors ("Plan")**

Pursuant to the terms of the Plan, I hereby terminate my election to defer my Annual Retainer and Fees under the Plan.

I understand that this termination of election to defer shall take effect on the first day of the month following your receipt of this notice.

_____   _____
(Signature)   Date